PRESS RELEASE

BANRO ACHIEVES RECORD GOLD PRODUCTION RESULTS IN Q2 AS
NAMOYA RAMPS UP TO FULL PRODUCTION LEVELS

Toronto, Canada – July 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the second quarter of 2016.

Q2 OPERATIONAL HIGHLIGHTS

  Twangiza and Namoya produced a combined 49,673 ounces of gold during the second quarter of 2016, for year-to-date total production of 93,865 ounces of gold. Both figures represent record production levels for the Company. Gold production in the first half is in-line with 2016 production guidance, with the second half expected to deliver the bulk of annual production.
  Twangiza produced 26,218 ounces of gold in the second quarter of 2016, also in-line with guidance, with the mine plan during the first half of the year requiring the mining of ore zones with lower head grade at lower recoveries compared to recent quarters.
  Namoya produced 23,455 ounces of gold in the second quarter of 2016, with a record 9,201 ounces produced in June.

“We are very pleased with the continued ramp up at Namoya during the second quarter, culminating in over 9,000 ounces of gold being poured in June. This positions the Namoya operation for steady state production during the second half of the year,” said Banro President and CEO John Clarke. “We continue to be focused on the replacement of the Senior Secured Notes maturing in March 2017, with a longer term instrument. Resolving the impact of the Senior Secured Notes would provide the Company with long-term opportunities and benefits.”

Twangiza Update

Twangiza’s production in the second quarter of 2016 was consistent with the first quarter of 2016, with both quarters being in line with the mine plan. Production levels are expected to increase in the second half of the year. Mining productivity increased significantly over the first quarter of 2016 as Twangiza continued to move increased amounts of waste. Recoveries at Twangiza during the second quarter of 2016 were impacted by the blend of ore type based on available mining faces which was exacerbated by excessive wet weather early in the second quarter. The installation of the fine crushing expansion during the third quarter of 2016 is expected to enhance both gold recoveries and mill throughput beginning with commissioning activities late in the third quarter, leading to an overall increase in production. The gold produced as bullion during the second quarter was lower than the gold actually leached during the quarter, with the difference being an increased gold inventory on carbon. This increased gold inventory will be available for smelting in the third quarter.

Preliminary 2016 second quarter results for the Twangiza mine, in comparison to the same period of 2015 and the first quarter of 2016, are as follows:

Operating Metrics	Units	Q2 2016	Q2 2015	% Change	Q1 2016	% Change	H1 2016	H1 2015	% Change
Total material mined	Tonnes	1,046,552	770,162	36%	886,905	18%	1,933,457	1,745,878	11%
Total ore mined	Tonnes	450,491	548,175	(18%)	459,792	(2%)	910,283	1,180,439	(23%)
Total ore milled	Tonnes	414,829	428,661	(3%)	414,930	0%	829,759	857,505	(3%)
Head grade	g/t Au	2.75	3.01	(12%)	2.61	1%	2.68	3.10	(16%)
Recovery	%	75.7	82.2	(8%)	77.2	(2%)	76.4	81.4	(6%)
Strip ratio	t:t	1.33	0.41	224%	0.93	43%	1.12	0.48	133%
Gold production	Ounces	26,218	34,325	(24%)	26,638	(2%)	52,856	70,268	(25%)

Namoya Update

Total gold production at Namoya for the second quarter of 2016 was 23,455 ounces, with 9,201 ounces produced in June, representing approximately 74% of the gold content stacked during the quarter. Ore mined increased 20% over the previous quarter and ore stacked in the second quarter of 2016 increased 17% from the first quarter of 2016 to 485,319 tonnes. The higher grade delivered allowed for the average grade of ore stacked to be 2.03 g/t Au. Gold production early in the quarter was adversely affected by the lower quantity of gold stacked in the first quarter of 2016; however, the increases in processing productivity during the second quarter allowed for continued growth in gold production. Management expects to take delivery of the required additional auxiliary mining equipment early in the third quarter to assist in the higher production expected in the second half of 2016.

Preliminary 2016 second quarter production results for the Namoya mine, compared to the same quarter in 2015 and the first quarter of 2016, are as follows:

Operating Metrics	Units	Q2 2016	Q2 2015	% Change	Q1 2016	% Change	H1 2016	H1 2015	% Change
Total material mined	Tonnes	1,904,968	748,093	155%	1,982,555	(4%)	3,887,523	1,450,887	168%
Total ore mined	Tonnes	452,982	253,113	79%	378,967	20%	831,949	431,913	93%
Total ore stacked	Tonnes	485,319	330,267	47%	414,120	17%	899,439	585,590	54%
Head grade	g/t Au	2.03	1.53	33%	1.94	5%	1.99	1.72	15%
Strip ratio	t:t	3.21	1.96	64%	4.23	(24%)	3.67	2.36	56%
Gold production	Ounces	23,455	10,525	123%	17,554	34%	41,009	19,779	107%

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company’s Senior Secured Notes, estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to replace the Company’s Senior Secured Notes; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com